FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 30, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 30, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Preannounces Q1 Earnings

(Vancouver, Canada) April 30th, 2007, 06:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, expects to report revenues of better than $4 million for the first quarter of 2007 based on preliminary, un-audited financial results.  Norsat also expects to report earnings of better than $0.005 per share for the first quarter of 2007; and a combined cash and accounts receivable balance of approximately $3 million as at March 31, 2007.

Conference Call

Results for the first quarter are expected to be released on Tuesday, May 15th, 2007. Dr. Amiee Chan, president and chief executive officer, will also host a conference call at 10:00 a.m. (Pacific Standard Time) on Wednesday, May 15th, 2007 to discuss first quarter results. Interested parties may dial in at +1.800.525.6384 (or +1.780.409.1668).  The conference ID number will be 7795527.

Annual General Meeting

Norsat will hold its annual general meeting at 2:00 p.m. (Pacific Standard Time) at its premises on May 16th, 2007. The address is 110 – 420 Viking Way, Richmond, British Columbia.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the company’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com